UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38876

ATIF Holdings Limited

(Translation of registrant’s name into English)

25391 COMMERCENTRE DR., STE 200

LAKE FOREST CA 92630

308-888-8888

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Foreign Private Issuer Qualification

As of January 31, 2025, the last business day of the most recently completed second fiscal quarter of ATIF Holdings Limited. a British Virgin Islands company (the “Company”), it qualified as a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Therefore, the Company will commence filing any required documents with the Securities and Exchange Commission as a foreign private issuer.

As a foreign private issuer, the Company is exempt from certain provisions applicable to United States public companies, including:

●	the requirement to file quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
●	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
●	the sections of the Exchange Act requiring our insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

In addition, as a foreign private issuer, the Company is permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq Stock Market requirements. For example, the Company may follow home country practice with regard to certain corporate governance requirements, such as the composition of the board of directors and issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s ordinary shares or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2025	ATIF Holdings Limited

	By:	/s/ Dr. Kamran Khan
	Name:	Dr. Kamran Khan
	Title:	Chief Executive Officer